

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 5, 2024

Erwin Haitzmann, Ph.D.
Chairman of the Board and Co-Chief Executive Officer
Century Casinos, Inc.
455 E. Pikes Peak Ave, Suite 210
Colorado Springs, CO 80903

>   **Re: Century Casinos, Inc.**
>   **Definitive Proxy Statement on Schedule 14A**
>   **Filed on April 29, 2024**
>   **File No. 000-22900**

Dear Erwin Haitzmann Ph.D.:

        We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                        Sincerely,

                                        Division of Corporation Finance

cc: Doug Wright, Esq.